Exhibit 99.4
SHANDA GAMES LIMITED
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING CLASS A ORDINARY SHARES OF
SHANDA GAMES LIMITED

Please refer to the reverse side of this card for the proposals to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Proposal 1.	☐	☐	☐	Proposal 4.	☐	☐	☐	Proposal 7.	☐	☐	☐

Proposal 2.	☐	☐	☐	Proposal 5.	☐	☐	☐	Proposal 8.	☐	☐	☐

Proposal 3.	☐	☐	☐	Proposal 6.	☐	☐	☐	Proposal 9.	☐	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.		☐

	Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

PROPOSALS

1.	To re-elect Qunzhao Tan as a director of the Company

2.	To re-elect Tianqiao Chen as a director of the Company

3.	To re-elect Danian Chen as a director of the Company

4.	To re-elect Lai Xing Cai as a director of the Company

5.	To re-elect Andy Lin as a director of the Company

6.	To re-elect Heng Wing Chan as a director of the Company

7.	To elect Grace Wu as a director of the Company

8.	To amend the Company’s 2008 Amended and Restated Equity Compensation Plan (the “Plan”) by increasing the number of authorised shares available for grant under the Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares

9.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2010

Shanda Games Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card
JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of Shanda Games Limited (the “Company”) will be held at the Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, October 22, 2010 at 2:00 p.m. (Hong Kong time), for the purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from the Proposals to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Proposals. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (EST), October 19, 2010. Only the registered holders of record at the close of business on September 22, 2010 will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Class A Ordinary Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business on September 22, 2010, at the Meeting to be held on Friday, October 22, 2010, or at any adjournment thereof.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Class A Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Class A Ordinary Shares represented by such Receipts will not be voted by the Depositary at the Meeting.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (EST), October 19, 2010.
For more information regarding the Meeting please visit the Company’s website at http://ir.shandagames.com/agm.cfm
JPMorgan Chase Bank, N.A. Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.